UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
FORM 6-K
_______________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of June, 2023
Commission File Number: 001-38262
_______________
LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: June 27, 2023	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Loma Negra Compañía Industrial
Argentina Sociedad Anónima

Consolidated condensed interim financial statements as of March 31, 2023

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023
CONTENTS

Unaudited consolidated condensed interim statement of profit or loss and other comprehensive income
Unaudited consolidated condensed interim statement of financial position
Unaudited consolidated condensed interim statement of changes in equity
Unaudited consolidated condensed interim statement of cash flows
Notes to the unaudited consolidated condensed interim financial statements:
1 Legal information
2 Basis of preparation
3 Critical accounting judgments and key sources used for estimating uncertainty
4 Sales revenues
5 Cost of sales
6 Selling and administrative expenses
7 Other net gains and losses
8 Tax on bank accounts debits and credits
9 Financial results, net
10 Income tax expense
11 Earnings per share
12 Property, plant and equipment
13 Inventories
14 Related party transactions and balances
15 Other receivables
16 Right of use of assets and lease liabilities
17 Trade accounts receivable
18 Investments
19 Capital stock and other capital related accounts
20 Borrowings
21 Accounts payable
22 Provisions
23 Tax liabilities
24 Cash and cash equivalents
25 Financial instruments
26 Non-cash transactions
27 Segment information
28 Compromises
29 Ferrosur Roca S.A. concession and related rail services
30 Argentine economic context
31 Officially stamped books
32 Subsequent events

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

		Three months
	Notas	03.31.2023	03.31.2022

Net revenues	4	40,589,714	39,449,226
Cost of sales	5	(29,446,531)	(26,286,787)
Gross profit		11,143,183	13,162,439

Selling and administrative expenses	6	(3,659,771)	(3,732,205)
Other gains and losses	7	(101,608)	61,495

Tax on bank accounts debits and credits	8	(434,157)	(390,972)

FINANCIAL RESULTS, NET
Exchange rate differences	9	(3,124,901)	(690,355)
Gain on net monetary position		7,336,929	1,211,600
Financial income	9	1,310,875	641,773
Financial expenses	9	(5,542,070)	(711,453)
Profit before tax		6,928,480	9,552,322

INCOME TAX EXPENSE
Current	10	(1,537,499)	(3,866,079)
Deferred	10	(183,102)	716,700
NET PROFIT FOR THE PERIOD		5,207,879	6,402,943

Net profit for the period attributable to:
Owners of the Company		5,271,958	6,472,993
Non-controlling interests		(64,079)	(70,050)
NET PROFIT FOR THE PERIOD		5,207,879	6,402,943

Earnings per share (basic and diluted) in Argentine pesos	11	9.0337	11.0456

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Notes	03.31.2023	12.31.2022
ASSETS
Non-current assets
Property, plant and equipment	12	185,303,148	186,824,262
Right of use of assets	16	1,202,438	1,278,845
Intangible assets		553,218	571,999
Investments	18	12,458	12,458
Goodwill		124,262	124,262
Inventories	13	9,552,829	7,766,652
Other receivables	15	1,158,925	1,364,777
Total non-current assets		197,907,278	197,943,255

Current assets
Inventories	13	24,980,033	24,838,269
Other receivables	15	5,801,557	7,121,389
Trade accounts receivable	17	11,304,323	11,105,852
Investments	18	18,139,066	5,169,132
Cash and banks		1,279,463	809,039
Total current assets		61,504,442	49,043,681
Total assets		259,411,720	246,986,936

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Notes	03.31.2023	12.31.2022
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	19	46,217,370	46,186,268
Reserves		92,361,876	92,361,876
Retained earnings		7,631,954	2,359,996
Equity attributable to the owners of the Company		146,211,200	140,908,140
Non-controlling interests		173,083	237,162
Total shareholders’ equity		146,384,283	141,145,302

LIABILITIES
Non-current liabilities
Borrowings	20	33,406,462	12,026,778
Provisions	22	1,604,135	1,591,225
Salaries and social security payables		69,266	115,043
Lease liabilities	16	876,455	953,451
Other liabilities		166,987	199,945
Deferred tax liabilities	10	40,318,455	40,135,353
Total non-current liabilities		76,441,760	55,021,795

Current liabilities
Borrowings	20	8,870,279	13,257,474
Accounts payable	21	17,298,861	21,545,896
Advances from customers		1,792,737	2,144,066
Salaries and social security payables		4,999,504	5,412,668
Tax liabilities	23	3,018,148	3,548,588
Lease liabilities	16	324,374	343,681
Other liabilities		281,774	4,567,466
Total current liabilities		36,585,677	50,819,839
Total liabilities		113,027,437	105,841,634
Total shareholders’ equity and liabilities		259,411,720	246,986,936

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

		Owners contributions
	Capital Stock	reasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury stock shares premium	Treasury stocks trading premium	Merger premium	Cost of treasury stock	Share-based payment plans (Note 23)	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balances as of January 1, 2023	58,359	1,244	16,781,398	357,710	25,000,640	6,054,386	16,840	5,609,813	(7,833,356)	139,234	3,439,742	26,850	88,895,284	2,359,996	140,908,140	237,162	141,145,302

Share-based payment plans (Note 14)										31,102					31,102		31,102

Granting of share-based plans	9	(9)	2,512	(2,512)	42,520	(42,520)	32,221		26,040	(58,261)					-		-

Net income for the period														5,271,958	5,271,958	(64,079)	5,207,879
Balances as of March 31, 2023	58,368	1,235	16,783,910	355,198	25,043,160	6,011,866	49,061	5,609,813	(7,807,316)	112,075	3,439,742	26,850	88,895,284	7,631,954	146,211,200	173,083	146,384,283

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Owners contributions
	Capital Stock	reasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury stock shares premium	Treasury stocks trading premium	Merger premium	Cost of treasury stock	Share-based payment plans (Note 23)	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balances as of January 1, 2022	58,743	860	16,891,919	247,189	26,871,268	4,183,758	-	5,609,814	(5,660,800)	94,544	3,439,742	26,850	104,162,301	15,616,722	171,542,910	397,603	171,940,513

Purchase of treasury shares	(203)	203	(58,355)	58,355	(987,672)	987,672			(1,244,317)						(1,244,317)		(1,244,317)

Share-based payment plans										68,143					68,143		68,143

Granting of share-based plans	5	(5)	1,448	(1,448)	24,503	(24,503)	16,840		15,576	(32,416)					-		-

Net income for the period														6,472,993	6,472,993	(70,050)	6,402,943
Balances as of March 31, 2022	58,545	1,058	16,835,012	304,096	25,908,099	5,146,927	16,840	5,609,814	(6,889,541)	130,271	3,439,742	26,850	104,162,301	22,089,715	176,839,729	327,553	177,167,282

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS AS OF MARCH 31, 2023 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	03.31.2023	03.31.2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	5,207,879	6,402,943
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense	1,720,601	3,149,379
Depreciation and amortization	3,253,759	3,755,729
Provisions	456,644	247,903
Exchange rate differences	2,177,632	269,541
Interest expense / gain	4,199,396	(140,185)
Share-based payments	31,102	-
Income (loss) on disposal of property, plant and equipment	28,844	(31,133)
Recovery / Loss for derecognition of property plant and equipment	(193,545)	65,137
Allowance for contributions paid to the Trust Fund to Strengthen the Inter-urban Railroad System
Changes in operating assets and liabilities
Inventories	(1,867,337)	(2,375,146)
Other receivables	1,479,222	69,132
Trade accounts receivable	(2,483,152)	(1,449,249)
Advances from customers	(157,062)	(795,131)
Accounts payable	(532,031)	(1,049,931)
Salaries and social security payables	430,100	595,092
Provisions	(65,103)	(81,205)
Tax liabilities	(890,209)	245,541
Other liabilities	268,612	9,841
Gain on net monetary position	(7,336,929)	(1,211,600)
Income tax paid	(1,085,514)	(2,066,138)
Net cash generated by operating activities	4,642,909	5,610,520

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the operation of Yguazu Cementos S.A.	100,676	113,246
Proceeds from disposal of property, plant and equipment	73,560	2,953
Payments to acquire property, plant and equipment	(1,805,631)	(1,292,069)
Payments to acquire intangible	(31,775)	-
Contributions to F.F.F.S.F.I.	(95,395)	(67,547)
Net cash used in investing activities	(1,758,565)	(1,243,417)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	1,873,230	1,813,294
Proceeds from negotiables obligations	27,603,894	-
Interest paid	(2,836,040)	(282,541)
Dividends paid	(4,262,150)	-
Lease liabilities	(94,655)	(56,987)
Repayment of borrowings	(9,816,853)	(5,273,422)
Purchase of treasury shares	-	(1,244,317)
Net cash generated by (used in) financing activities	12,467,426	(5,043,973)

Net increase (decrease) in cash and cash equivalents	15,351,770	(676,870)
Cash and cash equivalents at the beginning of the period	5,978,171	7,838,682
Effect of restating in constant currency of cash and cash equivalents	(2,058,689)	(1,069,797)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS AS OF MARCH 31, 2023 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Effects of the exchange rate differences on cash and cash equivalents in foreign currency	147,277	966,225
Cash and cash equivalents at the end of the period	19,418,529	7,058,240

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

1.LEGAL INFORMATION
Legal address:

Boulevard Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina.

Fiscal year number:

Fiscal year number 99, beginning January 1, 2023.

Principal business of the Company:

The Company and its subsidiaries, mentioned below, are referred to in these consolidated condensed interim financial statements as “the Group”.

The main activity of the Group is the manufacturing and selling of cement and its derivatives, as well as the exploration of mineral resources that are used in the production process. At present, the Group has 8 cement factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. The Company also has 13 concrete plants.

The Group, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company whose capital is held by Cofesur S.A.U. with 80%, the National State with a 16% interest, and 4% has been transferred by the latter to the workers through a trust created for such purpose. Ferrosur Roca S.A. operates the railway cargo network of Ferrocarril Roca under a concession granted by the Argentine government in 1993 for a term of 30 years, which allows access of several of Loma Negra’s cement production plants to the railway network. As a result of the National Government’s decision to put an end to the existing railway concession system in Argentina and shift to an open access model with the participation of private rail operators, the above concession would end in March 2023. However, on December 22, 2022, the Ministry of Transport published Resolution No. 960/2022 in the Official Gazette, provisionally extending for 18 months the concessions of FerroExpreso Pampeano S.A., Nuevo Central Argentino S.A. and Ferrosur Roca S.A. as from the expiration date of their respective concessions; therefore, the concession of Ferrosur Roca S.A. will end in September 2024. For this reason, the Group has assessed potential business scenarios based on its intention to continue delivering services as a rail network operator, as described in Note 29.

The Group also has a controlling interest in Recycomb S.A.U., a company engaged in the treatment and recycling of industrial waste intended to be used as fuel or raw material.

Date of registration in the Argentine General Inspection of Justice (IGJ):

-Registration of the bylaws: August 5th, 1926, under No 38, Book 46.
-Last amendment registered to the bylaws: July 13th, 2021, under No. 10,675 Book 103 of Companies by shares.
-Correlative Number of Registration with the IGJ: 1,914,357.
-Tax identification number [CUIT]: 30-50053085-1.
-Date of expiration: July 3, 2116.

Parent company:

InterCement Trading e Inversiones Argentina S.L. with 51.0437% of the Company’s capital stock and votes.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Capital structure:
The subscribed for and paid in capital amounts to $ 59,602,649, represented by 596,026,490 book-entry common shares with a nominal value of $ 0.10 each, and each entitling to one vote. Some of these shares are treasury shares as described in Note 19.
2.BASIS OF PREPARATION
2.1 Basis of preparation
The accompanying consolidated condensed interim statement of financial position as of March 31, 2023, the consolidated condensed interim statement of profit or loss and other comprehensive income, consolidated condensed interim statement of changes in equity and of cash flows for the three month period ended March 31, 2023 and the notes to the consolidated condensed interim financial statements (hereinafter, the “interim financial statements”) are unaudited and have been prepared as interim financial information. These interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, pursuant to the provisions in Technical Resolution No. 26 (as amended) issued by the Argentine Federation of Professional Councils of Economic Sciences [FACPCE] and the Regulations issued by the Argentine Securities Commission [“Comisión Nacional de Valores” (CNV)].
Consequently, not all of the disclosures required in accordance with International Financial Reporting Standards (“IFRS”) for annual financial statements are included herein, hence, these interim financial statements shall be read in conjunction with the Group’s consolidated financial statements for the fiscal year ended December 31, 2022 issued on March 8, 2023. In the opinion of the Group’s Management, these unaudited consolidated condensed interim financial statements include all normal recurring adjustments, which are necessary for a fair representation of financial results for the interim periods presented.
The financial information as of December 31, 2022 presented in these unaudited consolidated condensed interim financial statements arises from our audited consolidated financial statements for the fiscal year ended December 31, 2022, restated in closing currency of the reported period, following the guidelines in IAS 29. Such guidelines have been described in Note 2.2 to our consolidated financial statements as of December 31, 2022.
The results of operations for the three-month periods ended March 31, 2023 do not necessarily reflect the results for the full years. The Company believes that the disclosures are appropriate and adequate to consider that the information presented is not misleading.
These consolidated condensed interim financial statements were approved for issue by the Board of Directors on May 5, 2023, the date when the interim financial statements were available for issuance.

2.2 Basis of consolidation
These interim financial statements include the unaudited consolidated condensed interim statement of financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The basis of consolidation and the subsidiaries are the same as for the Company’s audited consolidated financial statements for the year ended December 31, 2022, issued on March 8, 2023.
The consolidated information disclosed in these condensed interim financial statements include the following subsidiaries:

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Main business	Country	% of direct and indirect ownership as of
			03.31.23	12.31.22	03.31.22
Subsidiary name:
Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00
(1)Directly controlled by Cofesur S.A.U.

Below is a summary of the financial information of Ferrosur Roca S.A., a subsidiary with material non-controlling interests.

	03.31.2023	12.31.2022

Current assets	2,282,986	2,592,922
Non-current assets	3,439,800	3,133,178
Current liabilities	4,162,794	4,019,316
Non-current liabilities	694,577	521,022
Equity attributable to the owners of the company	692,332	948,600
Non-controlling interests	173,083	237,162

	03.31.2023	03.31.2022
Three-month period
Sales revenues	3,153,190	3,343,370
Financial results, net	91,705	91,639
Depreciations	(233,389)	(786,808)
Income tax	(100,020)	176,520
Loss for the period	(320,711)	(350,260)

	03.31.2023	03.31.2022
Three-month period
Net cash generated by operating activities	299,476	283,051
Net cash used in investing activities	(636,706)	(457,942)
Net cash generated by financing activities	329,753	206,910
Financial and holding results used in cash	(17,519)	(8,264)

2.3 Accounting policies
These consolidated condensed interim financial statements have been prepared using the same accounting policies and criteria used in the preparation of the audited consolidated financial statements for the year ended December 31, 2022, except for the adoption of new standards and interpretations effective as of January 1, 2023, if any.

Likewise, during the previous period, the Group modified the criteria for exposing financial results, which are presented in nominal terms, restated in the closing currency of the period, the previous criterion being that of presenting them in real terms, that is, net of effect of inflation on the assets and liabilities that generated those results. The figures for the period ended March 31, 2022 presented in these financial statements have been modified for comparative purposes.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

2.3.1 Application of new and revised International Financial Reporting Standards (IFRS)

• Adoption of new and revised IFRS

The Group has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board (“IASB”) that are relevant to its operations and that are mandatorily effective as of March 31, 2023, as described in Note 2.2 to the Group's annual consolidated financial statements as of December 31, 2022.

The Group has not opted for early adoption of any other standard, interpretation or amendment that has been issued but is not yet in force.

•New standards

New standards and interpretations issued during the three-month period ended March 31, 2023 and the standards and interpretations issued but not mandatory as of that date are described in Note 2.2 to the consolidated financial statements as of December 31, 2022.
3.CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES USED FOR ESTIMATING UNCERTAINTY
In the application of the Group´s accounting policies, the Group´s management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Actual results may differ from these estimates.

In the ordinary course of its business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of current regulations, also taking into account the opinion of its tax and legal advisors together with the evidence available up to the date of issue of these financial statements. However, there may be situations in which the assessment that a third party could make of them and the eventual realization of damage to the Group is uncertain. For such cases, the Group has evaluated the issues considering their significance in relation to the financial statements and has not made a provision as it is not required by current accounting standards.

Underlying estimates and assumptions are continuously reviewed. Changes in estimates are accounted for prospectively.

The unaudited consolidated condensed interim financial statements reflect all adjustments which are, in the opinion of Management, necessary to make a fair statement of the results for the interim periods presented.

There are no significant changes to the critical judgements used by Management in applying accounting policies to the critical judgements disclosed in the annual consolidated financial statements for the year ended December 31, 2021, including those derived from the definition of the completion period of the current Ferrosur Roca S.A. concession mentioned in Notes 1 and 29.

As a consequence of the activities in which the Group is engaged, its transactions do not have a significant cyclical or seasonal character. Nevertheless, during the second half of the year, the volume of sales in Argentina has historically showed a slight increase.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

4.REVENUES

	03.31.2023	03.31.2022
Three-month period
Sales of goods	57,592,226	53,750,017
Domestic market	57,567,446	53,733,281
External customers	24,780	16,736

Services rendered	1,581,703	1,861,396

(-) Bonus / Discounts	(18,584,215)	(16,162,187)
Total	40,589,714	39,449,226
5.COST OF SALES

		03.31.2023		03.31.2022
Three-month period
Inventories at the beginning of the year		32,604,921		27,936,568
Finished products	2,046,804		1,411,282
Products in progress	5,850,651		4,755,439
Raw materials, materials, fuel and spare parts	24,707,466		21,769,847

Purchases and production expenses for the period		31,374,472		29,373,295

Inventories at the end of the period		(34,532,862)		(31,023,076)
Finished products	(1,528,650)		(1,347,863)
Products in progress	(7,055,735)		(7,261,291)
Raw materials, materials, fuel and spare parts	(25,948,477)		(22,413,922)

Cost of sales		29,446,531		26,286,787

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The detail of production expenses is as follows:

	03.31.2023	03.31.2022
Three-month period
Fees and service fees	587,161	554,663
Salaries, wages and social security contributions	4,622,568	4,534,638
Transport and travelling expenses	228,254	193,246
Data processing	11,758	14,637
Taxes, contributions and commissions	543,544	534,879
Depreciation and amortizations	3,091,872	3,889,129
Preservation and maintenance costs	2,321,087	2,279,721
Communications	25,476	12,953
Leases	54,634	44,322
Employee benefits	157,758	115,613
Water, natural gas and energy services	1,087	7,656
Freight	3,421,904	2,943,547
Fuel	4,735,576	3,693,245
Insurance	62,396	88,762
Packaging	984,745	840,177
Electrical power	2,481,527	2,754,893
Contractors	2,256,051	2,233,929
Canon (concession fee)	28,629	27,639
Security	104,685	155,224
Others	347,065	437,411
Total	26,067,777	25,356,284

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

6.SELLING AND ADMINISTRATIVE EXPENSES

	03.31.2023	03.31.2022
Three-month period
Managers and directors compensation and fees	256,181	248,047
Fees and compensation for services	345,487	304,780
Salaries, wages and social security contributions	802,297	919,159
Transport and travelling expenses	35,719	34,650
Data processing	103,140	160,555
Advertising expenses	291,452	142,696
Taxes, contributions and commissions	813,388	856,220
Depreciation and amortizations	176,828	238,233
Preservation and maintenance costs	9,284	8,114
Communications	17,939	24,153
Leases	9,069	10,811
Employee benefits	43,807	32,626
Water, natural gas and energy services	1,425	1,749
Freight	448,785	571,582
Insurance	201,191	126,885
Allowance for doubtful accounts	2,531	12,581
Security	8,491	8,416
Others	92,757	30,948
Total	3,659,771	3,732,205

7.OTHER GAINS AND LOSSES

	03.31.2023	03.31.2022
Three-month period
Gain on disposal of property, plant and equipment	(28,844)	31,253
Donations	(31,481)	(8,745)
Technical assistance services provided	4,444	1,721
Gain on tax credit acquired	19,540	42,407
Contingencies	(132,395)	(68,226)
Leases	44,731	54,752
Miscellaneous	22,397	8,333
Total	(101,608)	61,495

8.TAX ON BANK ACCOUNTS DEBITS AND CREDITS

The general tax rate on bank debits and credits is 0.6% for the amounts debited and credited in the bank accounts of the Group. For the amounts debited and credited, 33% of both items may be taken as payment on account of other taxes. The 67% of the tax paid is included in this line item in the statement of profit or loss and other comprehensive income.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

9.FINANCIAL RESULTS, NET

	03.31.2023	03.31.2022
Three-month period
Exchange rate differences
Foreign exchange gains	340,307	146,153
Foreign exchange losses	(3,465,208)	(836,508)
Total	(3,124,901)	(690,355)

Financial income
Interest from short-term investments	1,102,402	626,082
Unwinding of discounts on provisions and liabilities	208,473	15,691
Total	1,310,875	641,773

Financial expenses
Loss from operations with securities	(648,025)	-
Interest on borrowings	(4,163,259)	(169,644)
Interest on leases	(36,137)	(16,723)
Tax interest	(182,149)	(10,899)
Unwinding of discounts on receivables	(174,646)	(312,745)
Others	(337,854)	(201,442)
Total	(5,542,070)	(711,453)
10.INCOME TAX EXPENSE

Income tax expense is recognized on the basis of the actual profit for the period and the statutory rate expected at year-end.

This criterion does not significantly differ from the criterion established in IAS 34, which requires income tax expense to be recognized in each interim period based on the best estimate of the effective tax rate expected as of year-end.

In this regard, Law No. 27,260, promulgated on June 16, 2021, incorporated modifications on the corporate income tax rate, establishing a tiered structure of the applicable rates based on the level of accumulated taxable net income for each company, which can be 25%, 30% and 35%; maintaining the tax of 7% on the distribution of dividends.

The main accounting impact of the new regulations is the measurement of deferred income tax assets and liabilities, since these must be recognized by applying the tax rate that will apply to the Company on the dates on which the differences between the accounting values and the tax will be reversed or used. For this reason, the Group has considered its tax projections to establish the estimate rate that will apply in each year, in order to determine the value of temporary items and tax losses based on the estimated term of reversion and consumption.

The reconciliation of income tax expense for the three-month periods ended March 31, 2023 and that which would result from applying the statutory rate in force on the net profit before income tax expense that arises from the condensed interim statement of profit or loss and other comprehensive income for each period is as follows:

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	03.31.2023	03.31.2022

Total profit before income tax expense	6,928,480	9,552,322
Statutory income tax rate	35%	35%
Income tax at statutory rate	(2,424,968)	(3,343,313)
Adjustments for calculation of the effective income tax:
Use of tax loss carryforwards	260,344	-
Effects of the fiscal revaluation and adjustment to reflect inflation for accounting and tax purposes	476,010	207,037
Change in tax rate	(2,613)	985
Impairment of tax losses recognized in subsidiaries	(18,181)	-
Other non-taxable income or non-deductible expense, net	(11,193)	(14,088)
Total income tax expense	(1,720,601)	(3,149,379)
INCOME TAX
Current	(1,537,499)	(3,866,079)
Deferred	(183,102)	716,700
Total	(1,720,601)	(3,149,379)

Likewise, the breakdown of deferred income as of March 31, 2023 and December 31, 2022 is as follows:

	03.31.2023	12.31.2022
Deferred tax assets
Loss carryforward from subsidiary	4,783,589	5,925,863
Leases	-	6,399
Provisions	380,653	359,206
Accounts payable	69,021	80,976
Salaries and social security payables	50,313	69,844
Other liabilities	157,975	167,395
Trade accounts receivable	32,992	1,953
Others	15,324	1,598
Allowance for tax loss carryforwards	(4,398,968)	(5,465,965)
Total deferred tax assets	1,090,899	1,147,269

	03.31.2023	12.31.2022
Deferred tax liabilities
Investments	(195)	(7,897)
Property, plant and equipment	(36,476,821)	(36,082,043)
Inventories	(4,097,307)	(3,807,949)
Other receivables	(135,048)	(30,847)
Taxes payable (adjustment to reflect inflation for tax purposes)	(649,501)	(1,319,008)
Borrowings	(49,919)	(34,878)
Leases	(563)	-
Total deferred tax liabilities	(41,409,354)	(41,282,622)
Total net deferred tax liabilities	(40,318,455)	(40,135,353)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

11.EARNINGS PER SHARE

Basic and diluted earnings per share

The earnings and the weighted average number of common shares used in the calculation of basic and diluted earnings per share are as follows:

	Three months
	03.31.2023	03.31.2022

Profit attributable to the owners of the parent company used in the calculation of earnings per share - basic and diluted	5,271,958	6,472,993

Weighted average number of common shares for purposes of basic and diluted earnings per share (in thousands)	583,587	586,025

Basic and diluted earnings per share (in pesos)	9.0337	11.0456

12.PROPERTY, PLANT AND EQUIPMENT

	03.31.2023	12.31.2022

Cost	462,702,153	461,217,001
Accumulated depreciation	(277,399,005)	(274,392,739)
Total	185,303,148	186,824,262

Land	2,427,589	2,427,589
Plant and buildings	30,902,592	30,956,368
Machinery, equipment and spare parts	135,251,208	136,675,457
Transport and load vehicles	2,834,176	2,804,270
Furniture and fixtures	207,875	224,436
Quarries	11,668,896	11,512,041
Tools	194,440	212,316
Construction in progress	1,816,372	2,011,785
Total	185,303,148	186,824,262

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

13.INVENTORIES

	03.31.2023	12.31.2022
Non-current
Spare parts	9,910,114	8,137,303
Allowance for obsolete inventories	(357,285)	(370,651)
Total	9,552,829	7,766,652

Current
Finished products	1,528,650	2,046,804
Production in progress	7,055,735	5,850,651
Raw materials, materials and spare parts	12,359,117	13,076,201
Fuels	4,036,531	3,864,613
Total	24,980,033	24,838,269
14.RELATED PARTY TRANSACTIONS AND BALANCES

The outstanding balances between the Group and related parties as of March 31, 2023 and December 31, 2022 are as follows:

	03.31.2023	31.12.2022
Related companies:
InterCement Brasil S.A.
Accounts payable	(36,159)	(36,626)
InterCement Trading e Inversiones S.A.
Other receivables	438,475	510,787
Accounts payable	(199,354)	(201,928)
Intercement Participações S.A.
Other receivables	460,412	463,652
Accounts payable	(1,314,541)	(901,622)
InterCement Trading e Inversiones Argentina S.L.
Other receivables	34,694	103,695
Other liabilities - dividends payable	-	(2,220,808)
Summary of balances as of March 31, 2023 and December 31, 2022 is as follows:
	03.31.2023	12.31.2022

Other receivables	933,581	1,078,134
Accounts payable	(1,550,054)	(1,140,176)
Other liabilities - dividends payable	-	(2,220,808)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The transactions between the Group and related parties for the periods ended March 31, 2023 and 2022 are detailed as follows:

	03.31.2023	03.31.2022

InterCement Participações S.A. – Sales of services	10,222	23,239
InterCement Participações S.A. – Sales of services	(388,889)	(375,738)
InterCement Trading e Inversiones Argentina S.L. – dividend payment	(2,220,808)	-

The amount recognized in the consolidated statement of profit or loss and other comprehensive income related to key management salaries, wages and fees amounted to 197,591 and 197,972 for the three-month periods ended March 31, 2023 and 2022, respectively. Additionally, a loss has been accrued under the long-term incentive program for a total of 109,951 and 52,376 during the three-month periods ended March 31, 2023 and 2022, respectively. Finally, 17,473 and 10,069 American Depositary Receipts (“ADRs”) were distributed during the periods ended March 31, 2023 and 2022, respectively within the framework of the aforementioned incentive programs.

The Group did not recognize any expense in the current period, or in previous ones, regarding bad or doubtful accounts related to amounts owed by related parties.

The outstanding amounts as of March 31, 2023 are not secured and will be settled in cash. No guarantees have been granted or received on the outstanding balances.
15.OTHER RECEIVABLES

	03.31.2023	12.31.2022
Non-current
Advances to suppliers	688,560	822,055
Tax credits	19,342	22,569
Contributions to the Trust Fund to Strengthen the Inter-urban Railroad System (F.F.F.S.F.I.)	112,982	371,966
Prepaid expenses	423,792	487,003
Guarantee deposits	27,231	33,150
Subtotal	1,271,907	1,736,743
Allowance for doubtful receivables	(112,982)	(371,966)
Total	1,158,925	1,364,777

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	03.31.2023	12.31.2022
Current
Income tax credits	2,482,823	3,494,850
Turnover tax credits	187,602	318,693
Credit for sale of interest in Yguazu Cementos S.A.	417,537	537,687
Related parties’ receivables (Note 14)	933,581	1,078,134
Prepaid expenses	748,793	760,686
Guarantee deposits	856	1,042
Reimbursements receivable	6,950	2,456
Advances to suppliers	610,786	592,719
Salaries advances and loans to employees	32,240	38,735
Receivables from sales of property, plant and equipment	232,397	279,928
Miscellaneous	147,992	16,459
Total	5,801,557	7,121,389

16.RIGHT OF USE OF ASSETS AND LEASE LIABILITIES
The Group has entered into lease agreements primarily for the lease of offices and premises. The evolution of the right of use of assets and lease liabilities as of March 31, 2023 and December 31, 2022 is as follows:

	03.31.2023	12.31.2022

Lease liabilities:
At the beginning of the period / year	1,297,132	746,294
Additions	-	844,371
Interest accrued in the period / year	36,137	113,093
Foreign exchange gain	203,489	363,806
Gain on net monetary position	(241,274)	(425,662)
Payments	(94,655)	(344,770)
At the end of the period / year	1,200,829	1,297,132

Right of use assets:
At the beginning of the period / year	1,278,845	734,808
Additions	-	844,371
Depreciations	(76,407)	(300,334)
At the end of the period / year	1,202,438	1,278,845

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

17.TRADE ACCOUNTS RECEIVABLE

	03.31.2023	12.31.2022

Accounts receivable	11,308,456	11,109,176
Accounts receivable in litigation	486,261	502,686
Notes receivable	5,322	6,568
Foreign customers	4,411	6,987
Subtotal	11,804,450	11,625,417
Allowance for doubtful accounts	(500,127)	(519,565)
Total	11,304,323	11,105,852

18.INVESTMENTS

	03.31.2023	12.31.2022
Non-current
Investments in other companies
- Cementos del Plata S.A.	12,458	12,458
Total	12,458	12,458

Current
Short-term investments
- Mutual funds in pesos	11,427,635	808,422
- Short-term investments in foreign currency	733,665	4,360,710
- Stock market promissory notes	5,977,766	-
Total	18,139,066	5,169,132

19.CAPITAL STOCK AND OTHER CAPITAL RELATED ACCOUNTS

	03.31.2023	12.31.2022

Capital	59,603	59,603
Adjustment to capital	17,139,108	17,139,108
Cost of treasury stock	(7,807,316)	(7,833,356)
Share-based payment plans	112,075	139,234
Treasury stocks trading premium	49,061	16,840
Share premium	31,055,026	31,055,026
Merger premium	5,609,813	5,609,813
Total	46,217,370	46,186,268

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The issued, paid-in and registered capital, consists of:
Common stock with a face value of $ 0.1 per share and entitled to 1 vote each, fully paid-in (in thousand)	596,026	596,026

Acquisition of treasury stock

During the previous year and the present period, taking into account the context and financial position of the Group, the Company carried out various plans for the acquisition of treasury stock. The purpose of the repurchase plan is to efficiently dispose of a portion of the Company’s liquidity, which may result in a greater return of value to the shareholders considering the current attractive value of the share.
Pursuant to the provisions of article 64 of the Capital Markets Law, the treasury shares in the portfolio may not exceed, as a whole, the limit of 10% of the share capital.
Acquisitions were carried out in accordance with the market opportunities, dates, prices and quantities established by the Company’s Management.

Until the date of issuance of these financial statements, the Company acquired 12,352,329 treasury stocks for a total amount of 7,807,316 and 27,542 ADRs for a total value of 41,615.

On the other hand, within the framework of incentive programs for senior staff, 17,473 and 10,069 ADRs were distributed in the months of January 2023 and 2022, respectively.

As of March 31, 2023, the Group owns 12,352,329 treasury shares.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

20.BORROWINGS
20.1 Composition of borrowings

	03.31.2023				12.31.2022
Ref	Company	Interest rate	Maturity date	Amount	Amount
Borrowings in foreign currency – USD
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	3 Month Libor + 7.50%	Nov-22	613,914	839,825
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	3 Month Libor + 8.00%	Jul-22	11,996,404	12,314,536
Banco Patagonia (1)	Loma Negra C.I.A.S.A.	16.00%	May-22	35,080	-
Banco Patagonia (1)	Loma Negra C.I.A.S.A.	16.00%	Jun-22	51,076	-
Banco Patagonia	Ferrosur Roca S.A.	13.50%	Feb-23	-	52,375
Banco Patagonia	Ferrosur Roca S.A.	15.00%	Feb-23	-	6,019
Banco Patagonia	Ferrosur Roca S.A.	37.00%	Feb-23	-	2,352
Banco Patagonia	Ferrosur Roca S.A.	19.00%	Mar-23	-	3,470
Banco Patagonia	Ferrosur Roca S.A.	15.00%	May-23	26,286	26,062
Banco Patagonia	Ferrosur Roca S.A.	36.00%	May-23	2,686	2,537
Borrowings in foreign currency – EUR
Banco Patagonia (1)	Loma Negra C.I.A.S.A.	16.00%	Abr-23	11,363	~~-~~
Banco Patagonia (1)	Loma Negra C.I.A.S.A.	16.00%	May-23	62,872	~~-~~
Total borrowings in foreign currency				12,799,681	13,247,176
	03.31.2023				12.31.2022
	Company	Interest rate	Maturity date	Amount	Amount
Borrowings in local currency
Overdrafts	Ferrosur Roca S.A.	72.00%	abr-23	1,901,923	1,510,388
Overdrafts	Loma Negra C.I.A.S.A.	69.25%	feb-23	102,808	1,173,017
Overdrafts	Loma Negra C.I.A.S.A.	52.00%	jan-23	-	3,676,502
Overdrafts	Loma Negra C.I.A.S.A.	69.00%	jan-23	-	2,464,922
Stock surety	Loma Negra C.I.A.S.A.	64.99%	jan-23	-	3,212,247
Total borrowings in local currency				2,004,731	12,037,076

		03.31.2023				12.31.2022
		Company	Interest rate	Maturity Date	Amount	Amount
Negotiables obligations in local currency
Serie – Class 1	(2)	Loma Negra C.I.A.S.A.	Badlar+2%	ago-24	27,472,329	-
Total Negotiables obligations in local currency					27,472,329	-
Total					42,276,741	25,284,252

(1)During the present period, the Company entered into various loans in dollars and Euros with Banco Patagonia to be canceled between April and June 2023, accruing a fixed interest rate.

(2)On February 16, 2023, the Company tendered its Class 1 Negotiable Obligations, obtaining as a result a nominal value to be issued of $27,603.9 million, with an interest rate of BADLAR + 2% and a maturity of 18 months.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Summary of borrowings by Company:	03.31.2023	12.31.2022

Loma Negra C.I.A.S.A.	40,345,846	23,681,049
Ferrosur Roca S.A.	1,930,895	1,603,203
Total	42,276,741	25,284,252

20.3 Movements of borrowings

The movements of borrowings for the three-month period ended March 31, 2023 are as disclosed below:

Balances as of January 1, 2023	25,284,252
New borrowings	1,873,230
New negotiable obligations	27,603,894
Interest accrued	4,163,259
Gain on net monetary position	(6,116,420)
Effect of exchange rate differences	2,121,419
Interest payments	(2,836,040)
Principal payments	(9,816,853)
Balances as of March 31, 2023	42,276,741

As of March 31, 2023, the long-term borrowings have the following maturity schedule:

Fiscal year
2024	33,406,462
Total	33,406,462

21.ACCOUNTS PAYABLE

	03.31.2023	12.31.2022

Suppliers	11,420,727	15,246,894
Related parties (Note 14)	1,550,054	1,140,176
Accounts payable for investments in property, plant and equipment and intangible assets	802,944	1,038,603
Expenses accrual	3,525,136	4,120,223
Total	17,298,861	21,545,896

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

22.PROVISIONS

	03.31.2023	12.31.2022

Labor and social security	526,160	540,416
Environmental restoration	820,256	867,659
Civil and others	257,719	183,150
Total	1,604,135	1,591,225

Changes in the provisions were as follows:

	Labor and social security	Environmental restoration	Civil and others	Total

Balances as of January 1, 2023	540,416	867,659	183,150	1,591,225
Increases / (Recoveries)	110,380	140,641	132,312	383,333
Gain on net monetary position	(102,361)	(162,588)	(40,371)	(305,320)
Uses (*)	(22,275)	(25,456)	(17,372)	(65,103)
Balances as of March 31, 2023	526,160	820,256	257,719	1,604,135

(*) Includes the application of provisions to their specific purposes.
23.TAX LIABILITIES

	03.31.2023	12.31.2022

Income tax	203,469	235,051
Value added tax	2,015,505	2,551,965
Turnover tax	433,386	396,968
Other taxes, withholdings and perceptions	365,788	364,604
Total	3,018,148	3,548,588
24.CASH AND CASH EQUIVALENTS

For purposes of the consolidated condensed interim statement of cash flows, cash and cash equivalents include cash, banks accounts and short-term investments with high liquidity (with maturities of less than 90 days from the date of acquisition). Cash and cash equivalents at the end of each reporting period/year as shown in the consolidated condensed interim statement of cash flows can be reconciled to the related items in the consolidated condensed interim statement of financial position as follows:

	03.31.2023	12.31.2022

Cash and banks	1,279,463	809,039
Short-term investments (Note 18)	18,139,066	5,169,132
Cash and cash equivalents	19,418,529	5,978,171

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

25.FINANCIAL INSTRUMENTS

25.1 Net debt to equity ratio

The net debt to equity ratio of the reported period/fiscal year is as follows:

	31.03.2023	31.12.2022

Debt (i)	42,276,741	25,284,252
Cash and cash equivalents	19,418,529	5,978,171
Net debt	22,858,212	19,306,081

Equity (ii)	146,384,282	141,145,301
Net debt to equity ratio	0.16	0.14

(i) Debt is defined as current and non-current borrowings.
(ii) Shareholders’ equity includes all the non-controlling interests, which are managed as capital.

25.2 Categories of financial instruments

	03.31.2023	12.31.2022
Financial assets At amortized cost:
Cash and banks	1,279,463	809,039
Investments	6,711,431	4,360,710
Accounts receivable and other receivables	13,070,843	13,054,685
At fair value through profit and loss:
Investments	11,427,635	808,422

Financial liabilities
Amortized cost	69,312,111	61,970,988

25.3 Financial risks

The Group´s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk considering the current inflation rates), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

These consolidated condensed interim financial statements do not include all the information and disclosures on financial risks, therefore, they should be read in conjunction with the Group´s consolidated financial statements for the fiscal year ended December 31, 2022 issued on March 8, 2023.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

25.4 Fair value measurement

Fair value measurement is described in Note 32.8 to the annual consolidated financial statements.

From December 31, 2022 through March 31, 2023, there have been no significant changes in the industry’s economic activity affecting the fair value of the Group´s financial assets and liabilities, either measured at fair value or amortized cost. In addition, there were no transfers among the different levels of fair value hierarchy to assess the fair value of the Group's financial instruments during the three-month period ended March 31, 2023.

The carrying amounts of financial assets and liabilities recognized at amortized cost, included in the consolidated financial statement as of March 31, 2023 approximate to their fair values. Borrowings are measured at amortized cost considering the effective interest rate method, which approximate to their fair value given their cancellation period.

The Group’s Management considers that the liquidity risk exposure is low since the Group has been generating cash flows from its operating activities, supported on profits, and has access to loans and financial resources, as explained in Note 20.

25.5 Exchange risk management

The Group carries out transactions in foreign currency and is hence exposed to exchange rate fluctuations, also considering the current exchange regulations in force. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.

The carrying amounts of monetary assets and liabilities stated in currencies other than the functional currency of each company consolidated at the end of the reporting period/year are as follows:

	03.31.2023	12.31.2022
Liabilities
United States Dollars	15,909,492	16,479,212
Euro	286,948	454,634
Real	105	103

Assets
United States Dollars	2,798,474	6,550,989
Euro	22,847	55,678

Foreign currency sensitivity analysis

The Group is mainly exposed to the US Dollar and euro.

The following table shows the sensitivity of the Group to an increase in the exchange rate of the US dollar and the euro as of March 31, 2023. The sensitivity rate is that used when reporting to the top executive level and represents the management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis only includes outstanding foreign-currency monetary items and adjusts traslation of such items on the end of the period tems considering a reasonably possible 25% increase in the exchange rate.

	Effect of US Dollars	Effect of Euro

Loss for the period	3,277,755	66,025
Decrease in of shareholder's Equity	3,277,755	66,025

Additionally, considering the current exchange regulations existing in Argentina, the Group constantly monitors the alternatives for collecting assets and canceling liabilities in foreign currency and their corresponding impacts. The result

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

derived from the use of financial instruments for the cancellation of operations in foreign currency is recognized at the moment in which the Group unconditionally commits or irreversibly executes such cancellation in kind. As of March 31, 2023, in the case of the use of financial instruments for the cancellation of the aforementioned operations, it would result in an exchange variation of approximately 94.6%.
26.NON-CASH TRANSACTIONS

Below is a detail of the transactions that did not involve cash flow movements during the three-month periods ended March 31, 2023 and 2022, respectively:

	03.31.2023	03.31.2022

- Right of use of assets	-	2,208
- Acquisitions of property, plant and equipment financed with trade payables	408,721	115,599
- Share-based payment plans - benefit plan	5,062	35,727
27.SEGMENT INFORMATION

The Group has adopted IFRS 8 – “Operating Segments”, that require operating segments to be identified on the basis of internal reports regarding components of the Group that are regularly reviewed by the Executive Committee, chief operating decision maker, in order to allocate resources to the segments and to assess their performance. This analysis is based on monthly information concerning historical figures of the identified segments. The information reviewed by the main decision maker basically consists in the historical details corresponding to each month accumulated until the end of the reporting period. It is for this reason that they differ from the inflation-adjusted figures as described in Note 2.2.

For the purposes of managing its business both financially and operatively, the Group has classified the operations of its businesses as follows:

i)Cement, masonry cement and lime: this segment includes the results from the cement, masonry cement and lime business in Argentina, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker / quicklime and their subsequent grinding with certain additions in order to obtain the cement, masonry cement and lime.
ii)Concrete: this segment includes the results generated from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.
iii)Aggregates: this segment includes the results generated from the production and sale of granitic aggregates.
iv)Railroad: this segment includes the results generated from the provision of the railroad transportation service.
v)Others: this segment includes the results of the industrial waste treatment and recycling business to produce materials for use as fuel.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	03.31.2023	03.31.2022
Sales revenue
Cement, masonry cement and lime	33,144,552	16,179,556
Concrete	3,688,069	1,379,350
Railroad	2,960,021	1,547,650
Aggregates	1,246,779	375,509
Others	172,841	151,172
Inter-segment eliminations	(3,257,321)	(1,369,964)
Subtotal	37,954,941	18,263,273
Reconciliation - Effect from restatement in constant currency	2,634,773	21,185,953
Total	40,589,714	39,449,226

	03.31.2023	03.31.2022
Cost of sales
Cement, masonry cement and lime	19,048,815	8,958,029
Concrete	3,571,956	1,312,121
Railroad	2,827,039	1,478,140
Aggregates	990,306	375,262
Others	130,787	93,697
Inter-segment eliminations	(3,257,321)	(1,369,964)
Subtotal	23,311,582	10,847,285
Reconciliation - Effect from restatement in constant currency	6,134,949	15,439,502
Total	29,446,531	26,286,787

	03.31.2023	03.31.2022
Selling, administrative expenses and other gains and losses
Cement, masonry cement and lime	2,878,337	1,467,041
Concrete	147,489	67,192
Railroad	213,145	84,024
Aggregates	10,424	4,020
Others	72,715	44,589
Subtotal	3,322,110	1,666,866
Reconciliation - Effect from restatement in constant currency	439,269	2,003,844
Total	3,761,379	3,670,710

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	03.31.2023	03.31.2022
Depreciation and amortization
Cement, masonry cement and lime	665,703	453,840
Concrete	15,741	10,587
Railroad	89,212	121,580
Aggregates	25,331	6,633
Others	1,169	1,250
Subtotal	797,156	593,890
Reconciliation - Effect from restatement in constant currency	2,456,603	3,161,839
Total	3,253,759	3,755,729

	03.31.2023	03.31.2022
Sales revenue less cost of sales, selling, administrative expenses and other gains and losses
Cement, masonry cement and lime	11,217,400	5,754,486
Concrete	(31,376)	37
Railroad	(80,163)	(14,514)
Aggregates	246,049	(3,773)
Others	(30,661)	12,886
Subtotal	11,321,249	5,749,122
Reconciliation - Effect from restatement in constant currency	(3,939,445)	3,742,607
Total	7,381,804	9,491,729

Reconciling items:
Tax on bank accounts debits and credits	(434,157)	(390,972)
Financial results, net	(19,167)	451,565
Income tax	(1,720,601)	(3,149,379)
Net profit for the year	5,207,879	6,402,943

In relation to the segregation of the results by geographic segment, the Group carries out 99.9% of its activities and operations in Argentina.

No customer has contributed 10% or more of the Group´s revenue for the three-month periods ended March 31, 2023 and 2022, respectively.
28.COMMITMENTS

The Group’s commitments are described in Note 35 to the annual consolidated financial statements for the fiscal year ended December 31, 2022.
29.FERROSUR ROCA S.A. CONCESSION AND RELATED RAIL SERVICES

On March 11, 1993, Ferrosur Roca S.A. obtained the concession of the General Roca National Cargo Railway Network with the exception of the Altamirano-Miramar corridor and the urban sections, through the approval of the concession contract formalized by National Executive Branch Decree No. 2681/92, after the presentation made through a national

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

and international tender and formalized to that effect. The area of influence is concentrated in the center and south of the province of Buenos Aires, north of the province of Río Negro and Neuquén. It has access to the ports of Buenos Aires, Dock Sud, La Plata, Quequén, and Bahía Blanca.

Ferrosur Roca S.A. is indirectly controlled by the Company, through Cofesur S.A.U. which owns 80% of the interest, 16% of which belongs to the National State and the remaining 4% belongs to the workers of Ferrosur Roca S.A. through a trust created for this purpose.

The term of the concession is 30 years, which expires in March 2023, and originally provides for an extension of 10 additional years.

Ferrosur Roca S.A. has requested the above-mentioned extension in due time on March 8, 2018, and in line with the bidding terms and conditions and the concession agreement; request that was reiterated on March 1, 2019.

On November 7, 2018, Decree No. 1027/2018, which regulated Law No. 27,132, was published in the Official Gazette. The relevant subjects were: readjustment of existing concession contracts with the possibility of extending them for a term not greater than 10 years, full implementation of open access system on the day following expiration of the last concession contract (of the three private concessions existing at present), including extensions, with the possibility of initiating this modality in the branches that allow it when the planned investments are made; revision of technical standards; revision of the sanction regime, and creation of the registry of operators.

On March 29, 2021, through Resolution No. 219/2021, the National Commission for Transport Regulation (“CNRT”) approved the Rules and Regulations of the National Registry of Railway Operators and granted such capacity to Ferrosur Roca S.A. and the other railway concessionaires and, through Resolution No. 211 of the Ministry of Transport, published in the Official Gazette on June 28, 2021, rejected the request for an extension of the concession contracts duly submitted by all the private railway concessionaires. Therefore, the railway concession operated by the Company expired at the end of its original term, that is, on March 10, 2023. The purpose of the National State is that the national railway network be based on a mixed modality combining public and private cargo operators, where the National State will manage the infrastructure and control the related investments, thus allowing any registered railway operator to provide railway services regardless of who owns or possesses the facilities at the point of loading or destination.

Based on it, the Group understands that, at the end of its concession, it will continue to provide the cargo transport rail services it currently provides but as a cargo operator under the terms set forth in Resolution No. 211, Law No. 27,132, and Decree No. 1027 dated November 7, 2018. To this end, the Group will have to readjust various operational issues once it hands over control of the railway infrastructure linked to its current concession to the National State. The Group's Management understands that the intention of the National State is to prioritize the continuity of the current operators for each of the existing services and businesses, thus guaranteeing the best use of the experience they have acquired.

On June 9, 2022, the Ministry of Transportation published in the Official Gazette the Resolution 353/2022 in which it grants a 18-month extension in the concession granted to the concessionaire FerroExpreso Pampeano S.A. ending on June 30, 2023 and establishes the canon or toll to be paid by railway operators that circulate along the Bahía Blanca – Rosario branch. Subsequently, on July 20, 2022, the National and International Comprehensive Projects Competition No. 1/2022 was published in the Official Gazette of the Nation, by Belgrano Cargas y Logística in order to award the railway operation of the Bahía branch Blanca – Rosario, which administers the aforementioned concession. The act of opening the envelopes was held on October 31, 2022, resulting in said tender being void.

Subsequently, on December 22, 2022, the Ministry of Transportation published Resolution 960/2022 in the Official Gazette, by which the concessions of FerroExpreso Pampeano S.A., Nuevo Central Argentino S.A. were extended for 18 months. and Ferrosur Roca S.A. from the expiration of their respective concessions, therefore the concession of Ferrosur Roca S.A. It will end in September 2024.

Resolution 960/2022 establishes that during the extended period the benefits will be made precariously and may be revoked at any time without generating a subjective right, right in expectation or any invocable precedent in favor of the operators or recognition of any amount. for possible revocation in advance of the established term.

Without prejudice to the previously mentioned context and taking into account the provisions of Resolution 960/2022, the Group has assessed the possible business scenarios, considering that its intention is to continue providing services as operator of the railway network. In these scenarios, the National State, responsible for managing the train traffic control systems and maintaining the railway infrastructure, would charge the Group a fee for the use of the railway infrastructure, which would replace direct maintenance expenses currently paid by the concessionaires plus the related tolls; no significant changes are expected in the rest of matters and activities compared to the current business model of Ferrosur Roca S.A. In addition, the Group´s assessment of the new business model has included estimation of the term

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

for the provision of rail services, the routes and businesses that would be assigned, the future demand for rail freight services, and the allocation of fixed and variables costs in the new cost structure of Ferrosur Roca S.A., among other issues.

Finally, the Group has reassessed all accounting estimates associated with the end of the current concession, including delivery and control of the railway infrastructure and associated contracts in order to conclude the concession scheme as well as adjustment of its operating model to the new scheme as a rail operator. No significant impact is expected to date. The Group will continue to monitor the new regulations as they come into effect, as well as the progress of ongoing negotiations with the National State and will record any related effect as soon as it is possible to make an estimate.
30.THE ARGENTINE ECONOMIC CONTEXT
On November 14, 2021, the mid-term general legislative elections took place, and the outcome was contrary to the governing party, with a nationwide differential of almost nine points with respect to the main opposition alliance, and a loss of almost fifteen points as compared to the votes obtained in the 2019 presidential elections. After the electoral result became known, President Alberto Fernandez anticipated the sending and treatment at the National Congress of a bill articulating the multi-year economic program, including the agreement with the International Monetary Fund (“FMI”) and a realistic budget that is plausible from a market perspective.
During the first quarter of 2022, Argentina and the IMF reached an agreement where fiscal and monetary goals were stated and a refinancing of the existing debt maturities was obtained.
Economic activity in 2022 closed the year with growth of around 5.2% per year, driven by consumption, the recovery of the sectors affected by the pandemic and an industry that finally did not stop due to the lack of fuel. The fiscal deficit for the 2022 financial year ended at 2.4% of the Gross Domestic Product (“GDP”) favored by the higher withholdings on exports for the “soybean dollar”, achieving the goal established by the IMF. A fiscal deficit of 2.6% is estimated for 2023 because it will be difficult to cut public spending in an election year.
Although the BCRA reserves were strengthened at the end of 2022, with a strong contribution of the soybean dollar for more than USD 7,000 million, they continue to be adjusted by the commercial commitments and debt payments that the country has ahead. Economic activity has contracted in the last four months of 2022, affected by strict import controls in order to sustain the accumulation of reserves, while a historic drought limits growth possibilities in 2023. The World Bank (“WB ”) made the first correction in the estimate on the growth projection, reduced from 2% to 0% by 2023.
The national consumer price index published by INDEC accumulated 21.7% in the first three months of 2023, and said indicator for the same period in 2022 was 16.1%.
31.OFFICIALLY STAMPED BOOKS

As of date of these interim financial statements, for administrative purposes, consolidated financial statements were not yet transcribed in the relevant certified books.
32.SUBSEQUENT EVENTS

32.1. Ordinary and Extraordinary General Assembly of Shareholders

The Ordinary and Extraordinary General Shareholders' Meeting, held on April 25, 2023, approved (i) allocating 1,938,676 (in currency of December 31, 2022) to increase the optional reserve for future dividends; (ii) delegate to the Board of Directors the power to totally or partially cancel and distribute in cash and/or in kind, one or more times, the amount in constant currency of the optional reserve for future dividends based on the evolution of the business and the regulatory restrictions and limitations until the next annual shareholders' meeting that will consider the financial statements for the year ended December 31, 2023; (iii) voluntarily reduce the Company's capital stock for a total of 12,543,339 common shares, which includes 12,352,329 treasury shares and 191,010 unnamed shares; and (iv) expand the global program for the issuance of negotiable obligations authorized by the CNV from US$ 150,000,000 to a maximum outstanding amount at any time of up to US$ 500,000,000 or its equivalent in other currencies.

32.2. Distribution of dividends in kind

On May 2, 2023, the Company's Board of Directors resolved to partially cancel the optional reserve for future dividends in the amount of 22,200,000,000 and distribute as dividends in kind through the delivery of LEDE Bill of the National Treasury in pesos at a discount maturing on 06/30/2023 (the “Letters”), for a total of 25,590,778,098 Letters (“Total Amount of Letters”) and, at a ratio of 43.858641084 Letters for each share of $0.10 nominal value in circulation of the Company.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.